

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 7, 2017

Katrina Lake
Chief Executive Officer
Stitch Fix, Inc.
1 Montgomery Street, Suite 1500
San Francisco, California 94104

> **Re: Stitch Fix, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 9, 2017**
> **CIK No. 0001576942**

Dear Ms. Lake:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

2. Please provide the basis for the following statements and similar statements throughout the prospectus, or revise to indicate that the statements are based upon management's belief:

- "The apparel, shoes and accessories market is massive but retailers have failed to adapt to changing consumer behavior." (page 2)

- "Many of today's consumers view the traditional retail experience as impersonal, time-consuming and inconvenient." (page 2)

- "eCommerce companies often fall short when consumers do not know what they want and price and delivery speed are not the primary delivery drivers." (page 3)

Use of Proceeds, page 36

3. We note that you may use a portion of the net proceeds for acquisitions. If applicable, please revise this section to disclose the status of any negotiations with respect to any future acquisition and provide additional detail on the nature of the business or businesses being sought. Refer to Instruction 6 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

4. Please revise to provide key operating or other statistical measures that will enhance a reader's understanding of your annual and interim results of operations. The analysis of results of operations should allow a reader to understand the underlying drivers of revenue growth and profitability and inter-relationship between them. Refer to Item 303 of Regulation S-K.

5. We note that your growth is in part dependent on acquiring new clients and successfully engaging them. Please tell us what metrics you use to monitor client acquisition, retention, and engagement and revise to disclose such metrics along with comparable prior period amounts. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Components of Results of Operations, page 49

6. You disclose that you generate revenue primarily from the sale of merchandise and, in addition, from the styling fees you charge to clients. Please place this disclosure into context by disclosing how much of your net revenue is derived from the sale of merchandise and how much is derived from styling fees. Please also tell us whether you track performance indicators regarding the average percentage of Fixes that result in the sale of merchandise or the average amount of merchandise sold per Fix and what consideration you gave to disclosing any such metrics in the filing. Please refer to Section III.B.1 of SEC Release No. 33-8350.

Results of Operations

7. Reference is made to the second to last paragraph on page 50 which discusses the increase in revenue. Please revise to quantify the increase in revenue due to the increased number of shipments to your clients versus the increase in average number of items purchased within a Fix. Please consider supplementing such discussion with price/volume variance analysis of shipments to further analyze the period-to-period changes in revenue.

8. Please enhance your disclosure regarding your results of operations on pages 50-51 to discuss any increases in revenue attributable to new customers versus increases in revenue attributable to existing customers, to the extent practicable. Please also provide additional disclosure regarding the amount of revenues attributable to Fixes in different product lines such as Women's, Petite, Men's and Maternity, to the extent practicable. In this regard, we note your disclosure on page 16 regarding differing gross margin profiles among product lines.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 56

9. Please tell us the fair value of your common stock used when estimating the fair value of stock option grants for the 12 month period preceding the most recent balance sheet date. Please also tell us your consideration of disclosing the valuations along with the number of options granted, their exercise price and grant date fair value.

Business, page 61

10. We note your disclosure that merchandise from brand partners makes up the majority of your revenue. Please provide additional disclosure regarding the amount of merchandise sales attributable to Exclusive Brand sales and quantify such amount to the extent practicable. In this regard, we note your disclosure on page 16 that Exclusive Brands have higher margins.

11. We note your disclosure on page 66 that you may expand into new geographies. Please place this disclosure into context by providing additional information about your plans in this regard, including any timeframe or particular location in which you plan to expand geographically. In this regard, we note the risk factor on page 20 regarding your lack of experience in international operations.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

12. Please revise to include a report from your independent registered public accounting firm indicating that the firm conducted its audit in accordance with the "standards of the Public Company Accounting Oversight Board (United States)." The reference in the report on page F-20 to the "auditing" standards of the Public Company Accounting Oversight Board (United States) is not consistent with the requirements of paragraph 8.d. of PCAOB AS 3101. In addition, we note the second paragraph of the report refers to the audit also being conducted in accordance with auditing standards generally accepted in the United States of America which is implicit in the PCAOB standards. Your auditor´s report must contain clear statements as to scope of the audit. Please revise to remove this language.

Consolidated Statements of Operations and Comprehensive Income, page F-4

13. Please tell us your consideration of separately presenting revenues from styling fees. In this regard, please advise us whether your revenues contain any type of non-product revenues other than styling fees. Refer to Rule 5-03(b)(1) of Regulation S-X.

Notes to Consolidated Financial Statements, page F-7

14. Please disclose revenues for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, that fact shall be disclosed. Refer to ASC 280-10-50-40.

Note 2. Significant Accounting Policies

Revenue Recognition, page F-9

15. Please explain to us your revenue recognition process from the point the customer creates a style profile and orders a Fix to the point in which returns or refunds are no longer permitted. In this regard, please provide a narrative description of the revenue recognition process at each point of a typical transaction. In illustrating the revenue recognition process, you could use representative examples of a Fix in which the customer rejects all items included in a Fix, accepts one or more (but not all) items within a Fix and accepts all items in a Fix. Please also explain how customers "check out" merchandise, how you confirm the timing of delivery for exchanges and ensure revenue is not recognized prior to delivery. Please also explain to us how you evaluate that persuasive evidence of an arrangement exists. Please be detailed and comprehensive in your explanation and examples.

16. Please explain how deferred shipping costs associated with upfront styling fees and exchanges occur and are calculated and deferred. In this regard, an example may help clarify your accounting. Please ensure you response identifies which shipping costs are deferred such as return shipping.

17. Please tell us the scenarios in which refunds are provided and the amounts refunded for each period presented. An explanation of your refund policy should also be provided. Please explain to us in detail how you are able to accurately estimate refunds and how your historical estimates compare with actual refunds processed subsequent to an accounting period. Please also tell us your consideration of disclosing refund reserve rollforwards pursuant to Rule 12-09 of Regulation S-X.

Note 6. Preferred Stock Warrant Liability, page F-15

18. Please disclose the number of warrants outstanding and exercise prices as of each balance sheet date.

Note 7. Commitments and Contingencies

Contingencies, page F-16

19. Reference is made to the last sentence. Please revise to also disclose whether you expect the ultimate liability from any litigation or tax matters will materially impact your financial position and cash flows.

Note 9. Stockholders' Equity

Early Exercise of Employee Options, page F-21

20. Please tell us how you account for the early exercise of options in exchange for shares of restricted common stock at the exchange date and beyond referencing authoritative literature that supports your accounting treatment. Please also tell us which "certain" employees receive such right and the business or tax reason(s) for allowing exercise into restricted stock.

Sales of Stock, page F-21

21. Reference is made to the April 2016 and January 2017 stock sales by employees or former employees. Please explain the business reason(s) that existing investors would pay in excess of fair value for employee shares and whether employees continued to be employed post-sale. Please explain any rights or other benefits that the existing investors would obtain through purchase of employee shares and whether they are or would become significant investors by virtue of the purchase. Please also explain how you determined fair market value. If based on a valuation model, please explain why the

model is a better indication of fair value than the share sale between existing investors and employees. Please also provide any price information on contemporaneous sales of stock to unrelated third parties. We may have further comment.

22. Reference is made to the transactions described in the last sentence on page F-21. Please explain to us the tax impacts and reconcile for us the amounts disclosed in the last sentence on page F-21 to the Consolidated Statements of Convertible Preferred Stock and Stockholders' Equity.

<u>Note 11. Earnings Per Share and Pro Forma Earnings Per Share Attributable to Common Shareholders</u>

<u>Earnings Per Share Attributable to Common Shareholders, page F-24</u>

23. Please explain to us the line item entitled "Add: adjustments to undistributed earnings to participating securities".

<u>Unaudited Pro Forma Earnings Per Share Attributable to Common Shareholders, page F-25</u>

24. Please explain to us the line items entitled "Less: undistributed earnings to participating securities" and "Add: adjustments to undistributed earnings to participating securities".

You may contact Adam Phippen, Staff Accountant at (202) 551-3336, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products